Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Nuvei Corporation (“Nuvei” or the “Company”)

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec

H3B 4N4

Item 2 – Date of Material Change

June 7, 2021

Item 3 – News Release

A news release was disseminated over Globe Newswire on June 7, 2021.

Item 4 – Summary of Material Change

On June 7, 2021, Nuvei announced the closing of the previously announced secondary offering on a bought deal basis of an aggregate of 7,165,378 subordinate voting shares of the Company at a purchase price of US$69.78 per subordinate voting share for total gross proceeds to the selling shareholders of approximately US$500 million.

Item 5 – Full Description of Material Change

5.1          Full Description of Material Change

On June 7, 2021, Nuvei announced the closing of the previously announced secondary offering on a bought deal basis of an aggregate of 7,165,378 subordinate voting shares of the Company at a purchase price of US$69.78 per subordinate voting share for total gross proceeds to the selling shareholders of approximately US$500 million (the “Offering”).

Goldman Sachs Canada Inc., Credit Suisse, National Bank Financial Inc. and Scotiabank acted as joint bookrunners for the Offering. BMO Capital Markets, Merrill Lynch Canada Inc., Citigroup Global Markets Canada Inc., RBC Capital Markets, Canaccord Genuity Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. also acted as underwriters for the Offering (collectively, the “Underwriters”).

As part of the Offering, the selling shareholders (except the management shareholders) granted the Underwriters an option, exercisable, in whole or in part, at any time until July 7, 2021, to purchase up to an additional 15% of the Offering at the offering price to cover over-allotments.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

David Schwartz

Chief Financial Officer

(514) 313-1190

Item 9 – Date of Report

June 17, 2021.